FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Webcast presentation regarding 2008 results.

Repsol YPF Fourth Quarter & Full Year 2008
Results
February - March 2009
WEBCAST – CONFERENCE CALL
February 26
th
, 2009
ROADSHOW ONE-ON-ONE BOOK
March 5
th
– 18
th
, 2009
Repsol YPF
4Q08 & FY08 Results

Disclaimer
Safe harbour statement under the US Private Securities Litigation Reform Act of 1995
This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation
Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates.
These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.
Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures,  costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and forward-looking statements included in this document may not occur.
Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF's or YPF Sociedad Anonima's respective ordinary shares or
ADSs in the United States or otherwise. Repsol YPF's and YPF Sociedad Anonima's respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.
lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain
(“CNMV”), the Comisión Nacional de Valores in Argentina (“CNV”), and the Securities and Exchange Commission in the United States (“SEC”); in particular, those described in Section 1.3 “Key information about Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” of Repsol YPF’s
Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed with the SEC and available on Repsol YPF’s website
(www.repsol.com)
and those
described in Section II.A “Risk Factors affecting Repsol YPF Group” of the Prospectus related to Repsol YPF’s Programa de Emisión de Pagarés 2009 filed with the CNMV on February 10, 2009 and available on Repsol
YPF´s
website
(www.repsol.com).
In light of the foregoing, the forward-looking statements included in this document may not occur.

3 4th Q 2008 and Annual Results Financial Overview Main Developments 2009 Perspectives Strategic Delivery Present Situation Agenda

4 Economic and financial crisis Economic Crisis Financial Crisis Oil price slump Credit Crunch

Year 2008: Good set of results
High oil prices in the first half
of the year.
Strong refining margins.
Higher retail prices at YPF.
Weak demand for
petrochemicals.
Abrupt drop in oil prices in
second half of the year.
Positives
Negatives

5,252
5,503
0
2000
4000
6000
FY 07 FY 08
CCS Adjusted Operating Income
Present Situation – 2008 Results
Less volatile cash flow generation due to a more balance business structure.
Good results in all business lines with exception in Chemical.

UPSTREAM
2007
1,882
Million  euro
DOWNSTREAM (CCS)
1,970
YPF
1,228
Corporation and adjustments
(129)
Operating Income (CCS)
5,574
Financial expenses
(224)
Income before income tax and income of associates 5,584
Income for the period
3,355
Minority interests
(167)
Equity holders of the parent
3,188
GNL
107
Full Year 2008 Reported Results
2008
2,258
1,606
1,159
(125)
5,578
(372)
4,711
2,837
(126)
2,711
125
GAS NATURAL SDG.
516 555
Effect of Inventories
234 (495)
Operating Income (MIFO)
5,808 5,083

Oil Price Evolution – Impact in P&L
0
10
20
30
40
50
60
70
80
90
100
110
120
130
140
150
OPEC
embargo
OPEC
production
cutback
Iraq Iran
war
Invasion
of Kuwait
Asian Crisis
Russian Saudi
production
cutback
Invasion of Iraq
Katrina
International
Financial Crisis
OPEC
production
cutback
$/bbl
Only one third of Upstream production is oil.
Average realization gas prices went up in the year more than the oil price while, during the quarter fell down less sharply.
Non cash impact Inventory effects.
Non material impairment

The Economic Crisis
Decrease in demand
Source: World economy perspective, IMF
World Trade Volume
0
2
4
6
8
10
12
14
2000 2001 2002 2003 2004 2005 2006 2007 2008E 2009E
%
% change in Traded volume Good
and Services
Marginal impact in Marketing
at EBIT level.
More significant effect on the
chemical business

The Financial Crisis
Solvency problems in
the financial system
Liquidity difficulties
Credit Crunch
Financial entities need
to recapitalize its
financial structure
•
Private Funds
•
Public Funds
•
Balance sheet
reduction
•
Strenghten the
balance sheet

Credit crunch consequences
Markets’ lack of confidence
Trend in 3-month Depo-Repo in the U.S.
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
May-07 Aug-07 Nov-07 Jan-08 Apr-08 Jun-08 Sep-08
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
Spread (rhs)
DEPO 3 months $
REPO 3 months $
Source: Reuters and Economic Research Department of Repsol

Impact of financial crisis
Strong Liquidity position
30/09/2008 31/10/2008 30/11/2008 31/12/2008
Cash and Equivalents
2,525 2,626 3,082 2,891
Undrawn Credit lines
3,757 3,958 3,928 3,916
Total liquidity available 6,282 6,584 7,010 6,807
Million Euro

13 Present Situation Financial Overview Main Developments 2009 Perspectives Strategic Delivery Agenda 4th Q 2008 and Annual Results

4th Q 2008 Upstream Results
UPSTREAM: Adjusted Operating Income
Million Euro
501
71
70
252
(49)
(325)
(17)
0
200
400
600
4Q07 Price Effect net of
taxes
Volume Exploration
Expenses
Exchange rate Others 4Q08
NOTE:  1 M € rounding up (down) adjustment

2008 Results - Upstream
The 2.2 B€ of adjusted operating income was 16% higher than
previous year as a consequence mainly of:
Average oil prices 35% higher.
Higher taxes and negative
impact of exchange rate.
1,917
2,227
0
1000
2000
FY 07 FY 08
Million €
2008  ADJUSTED OPERATING
INCOME

4th Q 2008 Downstream Results
DOWNSTREAM:  Adjusted Operating Income at CCS
Million Euro
263
58
97
65
25
190
596
(101)
0
100
200
300
400
500
600
700
4Q07 Refining Activity Marketing Chemical
activity
Exchange      rate Peru Others 4Q08
NOTE:  1 M € rounding up (down) adjustment

2008 Results – Downstream
The 1.6 B€ of adjusted operating income were a consequence of:
Wide refining margins, an average of 7.4
U$S/bbl, 15% higher year-on-year.
Premium of 2.5 US$/Bbl on top of the NWE
Brent cracking margin for the whole year
Lower chemical prices and declining
petrochemical demand because of the
economic crisis.
Strong Marketing performance despite the 4%
drop in oil product sales.
1,657
1,622
0
500
1000
1500
FY 07 FY 08
Million €
2008 ADJUSTED
OPERATING INCOME at CCS

4th Q 2008 YPF Results
YPF:   Adjusted Operating Income
Million Euro
457
201
131
(121)
(126)
(100)
(97)
(82)
0
200
400
600
4Q 07 Price increase
in domestic
markets
Export Prices &
Price of
international
related
products
Costs Depreciation Withholding tax Others 4Q 08
NOTE:  1 M € rounding up (down) adjustment

2008 Results – YPF
The 131 M€ of adjusted operating income were a consequence of:
•
Higher prices in the local market.
•
Revenues affected by the price drop of exports
and related international oil price products
in last Q.
•
Cost increases.
•
Withholding tax effect.
•
Exchange rate impact.
1,360
1,317
0
500
1000
1500
FY 07 FY 08
Million €
2008  ADJUSTED
OPERATING INCOME
Gas Gasoil
Price Change
2007 - 2008
39% 17% 30%
Gasoline

REPSOL YPF  FY 2008 Results
Adjusted Operating Income at CCS
Million Euro
5,252
76
731
298
5,503
(421)
(43)
(390)
0
1000
2000
3000
4000
5000
6000
FY 07 Price effect Refining
Margins
Gas Natural Chemicals YPF Others FY 08

21 Present Situation 4th Q 2008 and Annual Results Financial Overview Main Developments 2009 Perspectives Strategic Delivery Financial Overview Agenda

Debt and liquidity evolution
Gross debt and liquidity
0
1000
2000
3000
4000
5000
6000
7000
8000
9000
10000
30/09/2008 31/10/2008 30/11/2008 31/12/2008
Date
50%
55%
60%
65%
70%
75%
80%
85%
90%
Gross debt Liquidity Liquidity/Gross debt
30/09/2008 31/10/2008 30/11/2008 31/12/2008
Gross Debt 8,569 9,183 9,243 7,959
Undrawn Credit lines 3,757 3,958 3,928 3,916
Cash and Equivalents 2,525 2,626 3,082 2,891
Liquidity 6,282 6,584 7,010 6,807
Liquidity/Gross debt 73% 72% 76% 86%
Million Euro

Credit Ratios Overview
Million Euro
NET DEBT
NET DEBT / CAPITAL EMPLOYED (%)
CAPITAL EMPLOYED
EBITDA
EBITDA / NET DEBT
13.4%
3,493
26,073
8,573
2.5
31 Dec
2007
14.8%
4,399
29,770
7,358
2.2
30 Sep
2008
11.9%
3,334
28,128
8,160
2.4
31 Dic
2008
0
1000
2000
3000
4000
5000
2006 2007 2008
Year
Net Debt
24%

2009 2010 2011 2012 2013 2014 +2015
Repsol YPF 1,301 1,334 39 757 1,007 1,043 855
GAS NATURAL 285 683 273 157 50 175
Total 1,586 2,017 312 914 1,057 1,043 1,030
Maturities
As of 31
st
Dec. 08 (Million Euro)
0
200
400
600
800
1000
1200
1400
1600
1800
2000
2200
2009 2010 2011 2012 2013 2014 +2015
58% of 2009
maturities are
revolving and
trade finance
credit lines

25 Present Situation 4th Q 2008 and Annual Results Financial Overview Main Developments 2009 Perspectives Strategic Delivery Main Developments Agenda

The 10 largest discoveries made in the world in 2008*
Repsol’s exploration successes:
Among the greatest discoveries in the world
3 of Repsol’s discoveries are among the 5 largest ones made worldwide in 2008.
*Ranking published in Upstream magazine
Country Basin Block/Field
Brazil Santos Basin Iara
Brazil Santos Basin Jupiter
Brazil Santos Basin Guara
Peru Ucayali Basin Kinteroni 1X
Bolivia Chaco Basin Huacaya
Brazil Santos Basin Bem-te-vi
Iran Zagros Province Balaroud 1
Australia Bonaparte Basin Blackwood (MEO) 1
Egypt Nile Delta Basin Satis 1
Russia Mangyshlak Basin Tsentralnoye

Growth in exploration activities:
Drilled exploration wells (2002-2008)
As of 2009, the goal is to maintain an average of 35
exploration wells per year
Number of
exploration wells
completed
each year
2003 2004 2005 2006 2007 2008 2002
16
9
19
22
30
29
38

Incorporation of Resources in Reserves.
Upstream Net Figures at 31-Dec-08 (YPF not included)
IMPROVEMENT IN RESERVE REPLACEMENT FACTOR:
2007:  35%
2008:  65%
Contingent Resources 2008 : 485 Mboe
Contingent Resources 2007 : 241 Mboe
Contingent Resources 2006 : 114 Mboe
SEC Proved Reserves Upstream
(at 31-Dec-08 )
1,067 Mboe
Production 2008:
122 Mboe
8.8 Years

Brazil: Two new gas discoveries in the
Santos Basin
Production tests are currently being conducted at the Panoramix (operated by Repsol) and
Pialamba (operated by Petrobras) wells in the Santos Basin.

Gulf of Mexico:  Buckskin well discovery
Repsol is the operator in the exploration phase.
The partners in the Buckskin well are Repsol (12.5%), Chevron (55%), Maersk (20%), and Samson (12.5%).
The well is 10,000 m deep and has a 2,000 m sheet of water.
Buckskin is adjacent to and has a geological structure similar to the Jack field in which
Chevron is the operator.

Repsol made its fourth gas discovery in the Reggane
block (KLS-1) in one of the most prolific basins in the
Algerian Sahara.
The company also made a gas discovery in the Ahnet
basin (OTLH-2), adjacent to the Reggane Block.
The third discovery was made in the Gassi Chergui
(AI-2) area in central Algeria.
Repsol is the operator in all of the wells.
Reggane is proving to be one of the geographical
areas offering the strongest growth potential for
Repsol’s gas production.
These discoveries confirm the gas potential of Algeria
as one of the most important areas in North Africa.
North Africa: Algeria
Repsol discovers three new gas fields

North Africa
Limited available mining rights and profitability of new projects due to new contractual terms and conditions.
Northern Latin America
Unstable tax scenario (Venezuela, Ecuador, Bolivia)
Trinidad: discreet available potential
Peru: good mining rights offering strong potential for the future
Colombia: opportunities with limited potential. .
Cuba, Guyana and Surinam: assessing its potential. Good strategic location in the event of success. .
Traditional Core
Areas
… difficulties for further
growth
Medium/long-term
Growth areas …
New Core Areas
… opportunities
Gulf of Mexico-USA
High potential blocks awarded in exploration rounds 205 and 206.
Very active market, offering opportunities of entering new projects.
Great technical knowledge of this area: Kaleidoscope Project.
Brazil
Second company in terms of mining rights.   Strategic positioning in areas with high “Pre-
Saline” potential.   Carioca-Guará discoveries.   Gas discoveries in the Santos Basin
(Pialamba and Panoramix)
Alaska
Good positioning thanks to a large number of exploration wells.
Canada and Norway
3 blocks awarded in Newfoundland and Labrador in offshore Canada.   Bids submitted in
Exploration Round 20 and APA 2008 in Norway.
Western Africa
Exploration blocks in interesting areas (Sierra Leone, Liberia, similar to the Mahogany area)
Gas in Peru, Brazil and Bolivia
Looking at the future

Other main events in 2008
YPF
In February we concluded the sale of a 14.9% stake to the Petersen Group, in order to rebalance the weight in our portfolio between OECD and Non OECD countries.
We maintain our vision of divesting an additional 25%.
GAS NATURAL:
In July, Gas Natural reached an agreement to the acquisition of Unión Fenosa.
Speed up the fulfillment of its 2008-2012 Strategic Plan.
We subscribe the increase in capital to support the deal.

34 Present Situation 4th Q 2008 and Annual Results Financial Overview Main Developments 2009 Perspectives Strategic Delivery 2009 Perspectives Agenda

2009 Perspectives – Three aspects to deal with
Revenues
• Upstream impacted by oil
prices.
• Strong Refining margins.
• Chemical business
depending on demand.
• YPF country conditions to
go on with price recovery.
Affected by exports and
currency risk depreciation.
•
LNG:
Canaport and
Camisea start up. T&T 4th
train at full capacity
Opex & Capex
• 1,500 M € saving plan.
•
Contracts renegotiation.
• Strong commitment all
over the company.
Financial Situation
• Financial facilities to
cover 5.7 B€
Investments.
• No material refinance
needed.
• Goal to maintain a
comfortable financial
position.
Current situation and cash generation levels allow to continue with our investment commitment

36 Present Situation 4th Q 2008 and Annual Results Financial Overview Main Developments 2009 Perspectives Strategic Delivery Strategic Delivery Agenda

Our vision and strategic priorities 2008-2012
Integrated
core business
Operated
Key
Shareholding
Non-operated
Key
Shareholding
Up-
stream
LNG
Down-
stream
Focused Management for Profitability and Growth: Shareholder and stakeholder returns
• Optimize profitability of current operations
• Focused growth through 10 key projects
• Divest non-performing assets
• Partial divestment to improve and rebalance portfolio
• Local partner and anticipated additional free float
critical to increase value. Local focus within the
framework of a global company
• Improve performance by capturing opportunities in an
expanding energy market
• Growth of operations via Stream JV
• Growth and leverage maximization
• Open options and flexibility for the future

Strategic Plan Assumptions
The Strategic Plan contemplated a conservative oil price scenario, however, current price is below that number.
Assumptions are still valid in the medium to long term.
Brent
(US$/bbl)
7.60
60
7.00
55
2008
Average
97.3
4.00
4.70
2008
(1) Brent cracking NWE FOB
8.9
4.91
55.5
6.4
4.89
4th Q 2008
Average
2012
Henry Hub
(US$/MBtu)
Refining
Margin
(1)
(US$/bbl)
3th Q 2008
Average
115.1
9.7
5.58
Actual
Strategic Plan

`
Production
Actual Prices = Not profitable
Cost production curve
Cost production curve
The new oil production necessary in the upcoming years to compensate the increase in demand and the depletion of existing fields should come from specific projects like oil sands,
Enhance Oil Recovery (EOR), Improve Oil Recovery, Gas to Liquid, Coal to Liquid, among others. However, these projects are not profitable under the actual oil price.
Others
Heavy
Oil
Oil
Sands
Source: AIE and Repsol´s Dirección de Estudios y Análisis del Entorno
0
20
40
60
80
100
120
EOR GTL

The local situation with regards to the Refining business validates investments, despite falling demand, due to the shortage of medium distillates.
Refining Investments Still Valid
Diesel deficit in Spain
5.0
2.9
3.6
2.6
0.7
11.3
3.5
1.7
0
2
4
6
8
10
12
14
16
18
Diesel imports
2008
Expected
increase in
demand 2008-
2020 (1)
+ BP + Cepsa + Repsol + Balboa Deficit diesel
2020
M tm
(*)
(1) It has been assumed a 3% annual drop in 2009 and 2010. It has also been assumed a 2% growth in 2011 - 2020 (1997 - 2007 average growth of 6%).
(2) (*) Demand covered with biodiesel (7% in 2020)

Ten key growth projects plus exploration
drive organic growth of Core businesses
Downstream LNG Upstream
Regganne Nord
L27
NC186
A BD
J
K
G
C
I/R
H
NC115
Down-
stream
Up-
stream
LNG
ECUADOR
Combined CapEx for key growth projects + exploration: € 12.3 B
High rate of return of 10 key growth projects: IRR > 15%
Peru LNG
400 M€
Cartagena (Spain)
3,200 M€
Canaport (Canada)
300 M€
Sines (Portugal)
850 M€
GK/Shenzi (GoM)
700 M€
Regganne (Algeria)
450 M€
Libya I/R
100 M€
Carioca (Brazil)
500 M€
Exploration
575
(1)
M€ pa
Block 39 (Peru)
350 M€
Bilbao (Spain)
700 M€
x
CapEx 2008-2012
(1) Does not include €1.9B development investment associated to exploration discoveries

Conclusion
•
Solid financial position.
•
Strong financial discipline with the objective of positive net cash flow each year.
•
Strategic Plan still valid.
•
Ten key growth projects on track and delivering results.

Repsol YPF Fourth Quarter & Full Year 2008
Results
February - March 2009
WEBCAST – CONFERENCE CALL
February 26
th
, 2009
ROADSHOW ONE-ON-ONE BOOK
March 5
th
– 18
th
, 2009
Repsol YPF
4Q08 & FY08 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 26th, 2009	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer